Exhibit 1.01

The Manitowoc Company, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2018

Part I.Introduction

This is the Conflict Minerals Report (the “Report”) of The Manitowoc Company, Inc. (the “Company,” “we,” “us” or “our”) for calendar year 2018 in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“the Rule”). This Report discusses the Company’s efforts to determine whether any of the products we manufacture or contract to be manufactured contain columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “3TGs”), that are necessary to the functionality or production of such products that may have originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, the “Covered Countries”) or are from recycled or scrap sources.

Part II.Company and Product Overview

The Company is one of the world’s leading providers of engineered lifting solutions. The Company designs, manufactures, markets, sells and supports one of the most comprehensive product lines of mobile telescopic cranes, tower cranes, lattice-boom crawler cranes and boom trucks (collectively referred to herein as “Products”). The Company also supports customers globally with financing and leasing options and provides aftermarket parts and services to enable our customers to manage their fleets more effectively and deliver best in class total cost of ownership.

Our Conflict Minerals Steering Committee (“Committee”) conducted an analysis of our supply chain (the “applicability assessment”) and identified 3TGs that are necessary to the functionality or production of the Products we manufactured or contracted to be manufactured during calendar year 2018. Our Products generally contain (in varying degrees and amounts) some 3TGs necessary to their functionality or production.

Part III. Reasonable Country of Origin Inquiry (“RCOI”)

We began our scoping process by identifying a list of our Products that may contain 3TG and then we extracted a list of suppliers who provide us with identified products. The supplier list with contact information and parts were then provided to our third-party service provider, Assent Compliance (“Assent”). Suppliers have the option of completing their CMRT (as defined below) on the product or company level. This supplier list was then uploaded to our third-party provider’s software platform that allows us to store and manage supplier requests and documentation.

To ensure that our suppliers understood our expectations regarding the sourcing of 3TGs, we provided training through webinars, videos, documentation and one-on-one discussions. We continued to put a strong emphasis on supplier education and training via Assent University’s Learning Management System: Conflict Minerals course.

Utilizing the Conflict Minerals Reporting Template (the “CMRT”), version 5.10 or higher, developed by the Responsible Business Alliance and the Global e-Sustainability Initiative, the suppliers were surveyed on their sourcing of the 3TGs. The CMRT includes questions regarding a direct supplier’s conflict minerals policy, its due diligence process, and information about its supply chain, such as the names and locations of smelters and refiners as well as the origin of 3TGs used by those facilities. All communications were tracked and monitored in our third-party provider’s software platform. Non-responsive suppliers were contacted a minimum of three times by our third-party service provider.

The supplier responses were received and reviewed for completeness and consistency. All suppliers who submitted CMRTs that were flagged as “invalid” were contacted at least twice to review submissions. These communications were monitored and tracked in our third-party service provider’s system for future reporting and transparency. As of May 1, 2019, we had received responses from 77% of the 423 suppliers surveyed.

Based on the RCOI, we determined that we may have some suppliers who sourced 3TGs from the Covered Countries. Therefore, in an effort to identify mines with the greatest possible specificity, we conducted due diligence on our supplier base, as described below.

Part IV.Due Diligence

In accordance with Securities and Exchange Commission (“SEC”) rules, the Company undertook due diligence efforts to determine whether the 3TGs in the Products we manufacture, or contract to manufacture, that are necessary to the functionality or production of our Products originated in the Covered Countries or are from recycled or scrap sources. The Company designed due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, and related supplements for each of the Conflict Minerals (the “OECD Guidance”).

Our due diligence process for 2018 included the steps described below:

Step 1:  Establish strong Company management systems

We are committed to the responsible sourcing of our Products and we expect the same from our suppliers, including ensuring that the products or components supplied to us do not directly or indirectly finance or benefit armed groups in the Covered Countries. Our suppliers are required to support our efforts to comply with the Rule. We have developed a Conflict Minerals Policy, which is available on our website (www.manitowoc.com) under Investor Relations–Corporate Governance–Governance Documents–Additional Resources. In addition, our standard supplier terms and conditions address our expectations related to Products containing 3TGs supplied to us.

The Company also maintains a grievance mechanism whereby employees and suppliers can report violations of the Company’s policies, including with respect to conflict minerals. In addition, our employees may anonymously report suspected violations using Manitowoc’s Corporate Governance/Whistleblower Hotline, available 24 hours a day, seven days a week. This hotline is staffed by non-Manitowoc personnel, who share any information reported with our General Counsel and our Audit Committee.

The Committee, which includes representatives from supply chain management, procurement and legal reports to the Company’s senior leadership, oversees supplier due diligence regarding Conflict Minerals. The Committee is also responsible for educating procurement and supply chain employees regarding our Conflict Minerals expectations and overseeing the preparation of this Report with assistance from consultants and advisors as needed.

The Company retained information regarding our due diligence efforts for 2018 in accordance with our existing record retention policies and procedures.

Step 2:  Identify and assess risk in the supply chain

Our due diligence efforts were based on a survey process in which we requested certain information from selected suppliers who we believed may be providing parts or components containing 3TGs by using the CMRT, as previously discussed. More specifically, the Committee oversaw the following:

•

A supply chain survey of suppliers identified during the “applicability assessment” and ROCI who the Company believed represented the highest risk of supplying parts or components that may contain 3TGs from the Covered Countries.
•	Automated data validation on all submitted CMRT responses. All invalid responses were flagged, and the applicable suppliers were contacted to correct their CMRT.
•	Periodic reporting to senior management regarding the results of the survey and related risk assessment.

Our third-party service provider compared the facilities listed by our suppliers to the list of smelters and refiners maintained by the Responsible Minerals Initiative (“RMI”). If a supplier indicated that the facility was “conformant,” our third party service provider first confirmed that the name of the smelter or refiner was included on the published list audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (“RMAP”). Smelters that have completed an RMAP audit are considered to be DRC conflict-free. In cases where the smelter’s due diligence practices have not been audited against the standard, a potential risk exists.

Each facility that meets the RMI definition of a smelter or refiner of a 3TGs mineral is assessed according to red flag indicators defined in the OECD Guidance. Our third-party service provider utilizes the following three scoring criteria to determine the level of risk that each smelter or refiner poses to the supply chain by identifying red flags:

•	Geographic proximity to the DRC and covered countries;
•	RMAP audit status; and
•	Credible evidence of unethical or conflict sourcing.

Additionally, suppliers were evaluated on the strength of their sourcing program, which further assisted in identifying risk in the supply chain and in making key risk mitigation decisions. The following questions from the CMRT were used to evaluate the strength of each supplier’s program:

•	Have you established a conflict minerals sourcing policy?
•	Have you implemented due diligence measures for conflict-free sourcing?
•	Do you review due diligence information received from your suppliers against your company’s expectations?
•	Does your review process include corrective action management?

If a supplier answered “yes” to all the questions above, it was deemed to have a strong 3TGs program. When a supplier did not meet any of those criteria, it was deemed to have a weak 3TGs program.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Products.

Step 3:  Design and implement a strategy to respond to identified risks

As part of our risk management plan under the OECD Guidance, when a facility with red flags from the OECD Guidance was reported on a CMRT by one of the suppliers surveyed, risk mitigation activities were initiated. Through our third-party service provider, submissions that include any of the above facilities immediately produce a receipt instructing the supplier to take its own risk mitigation actions, including submission of a product specific CMRT to better identify the connection to products that they supply to Manitowoc, and escalating up to removal of these high-risk smelters from their supply chain. As per the OECD Guidance, risk mitigation will depend on the supplier’s specific context.

If a supplier was unable to confirm that 3TGs supplied to us were sourced from a smelter or refiner that has been audited and certified as conflict-free, we requested that the supplier find alternative sources for 3TGs.

In addition, if, through our due diligence process, we became aware that one of our suppliers was sourcing 3TGs from the Covered Countries or was unable to determine the origin of the 3TGs supplied to us, our practice was to take the following steps:

•	Determine whether the smelter or refiner that processed the 3TGs supplied by that supplier had been audited and certified as conflict-free by a reputable independent third party such as the RMI;
•	Notify the supplier of our Conflict Minerals Policy and expectations; and
•	Inform the supplier that if the supplier does not begin using conflict-free sources within a reasonable period, we may take appropriate steps including, but not limited to, replacing the supplier.

Step 4:  Third-party audit of smelters’/refiners’ due diligence practices

As a downstream consumer of 3TGs, the Company must rely on our direct suppliers to gather information about smelters and refiners in the supply chain. The Company does not purchase any 3TGs in their raw material form and, to the best of the Company’s knowledge, does not directly purchase any products or components directly from any of the Covered Countries. As a result, the Company does not perform or direct audits of smelters and refiners. Instead, we rely on third-party audits of smelters and refiners conducted as part of the RMAP, which uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the minerals used by smelters and refiners that agree to participate in the program.

Step 5:  Report annually on supply chain due diligence

This Report and the related Form SD were publicly filed with the SEC and are available on our website (www.manitowoc.com) under Investor Relations–Corporate Governance–Governance Documents–Additional Resources.

Part V.Due Diligence Results

Most of the supplier responses we received provided data at a company or divisional level and the quality continues to be varied. Therefore, based on our due diligence efforts, we are unable to determine whether the 3TGs reported by the suppliers were contained in the actual components or parts supplied to the Company. As a result, we have elected not to present smelter and refiner names in this report.

Of the 321 valid facilities identified as of May 1, 2019, 254 have been identified as conformant by the RMAP standard and an additional 8 have committed to or are currently undergoing an audit through the RMAP. The remaining smelters and refiners have not yet been confirmed as DRC conflict-free.

Part VI.Steps to Improve Due Diligence

The Company intends to continue the measures described above during the next compliance period to improve the due diligence conducted and to further mitigate the risk that the 3TGs necessary to support our operations benefit armed groups including, but not limited to, replacing the supplier.

Forward-Looking Statements

The Report contains forward-looking statements, which express a belief, expectation or intention, as well as those that are historical fact, including statements relating to our compliance efforts and expected actions. The words “expects,” “intends,” “plans,” “believes,” and “anticipates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future actions or performance and are subject to various risks, uncertainties and assumptions. Undue reliance should be not be placed on these statements, which are only effective as of the date of this Report, and the Company undertakes no obligation to publicly update or revise any forward-looking statement.